ssuer Information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. Include the former name of the issuer if its name has changed since last report. If an underwriter is completing this form, also state the full name of the underwriter and the address and telephone number of the head office of the underwriter.

Who is completing the form? * ☑ Issuer ☐ Underwriter

ssuer Full Name *	Former "Issuer Full Name" if changed since last report
Americas Silver Corporation	

Head Office Address Information

Street Address *	Phone Number *
145 King Street West, Suite 2870	416-848-9503

City *	Province/Territory/Other *	Postal/Zip Code *	Country *
Toronto	Ontario	M5H 1J8	Canada

Underwriter Name

Underwriter Head Office Address Information

Street Address	Phone Number

City	Province/Territory/Other	Postal/Zip Code	Country

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

Reporting Issuer? *

☑ Yes ☐ No

Reporting Jurisdictions *

Select All ☐

☑ Alberta ☐ New Brunswick ☐ Nova Scotia ☐ Prince Edward Island ☐ Yukon

☑ British Columbia ☐ Newfoundland and Labrador ☐ Nunavut ☑ Quebec

☐ Manitoba ☐ Northwest Territories ☑ Ontario ☐ Saskatchewan

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed. *

☐ Bio-tech ☐ Industrial ☑ Other (describe)

☐ Financial Services - investment companies and funds ☐ Mining - exploration/development

☐ Financial Services - mortgage investment companies ☐ Mining - production

☐ Financial Services - securitized products issuers ☐ Oil and Gas

☐ Forestry ☐ Real estate

☐ Hi-tech ☐ Utilities

Other Industry: junior natural resource - mining

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report. *

Attach the completed Excel file here *AmericasSilverCorporationScheduleI.XLSX 31 KB*

To attach Schedule I, you must save a copy of it on your computer before uploading. Date Format: MM/DD/YYYY

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

*First Distribution Date: 06/14/2016

Other Distribution Date(s):

Add | Del

Item 6: For each security distributed:

a) describe the type of security *

☐ Debt Securities ☑ Equity and Other Securities ☐ Derivatives

Subscription receipts

b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date

Total number of securities distributed *			Expiry Date *	Exercise Price *
20,787,700	☐ Convertible	☑ Exchangeable	10/15/2016	0

Other Terms: Each subscription receipt will be automatically exchanged, upon the satisfaction of certain escrow release conditions set out in a subscription receipt agreement, without the payment of any additional consideration, into one unit (each, a "Unit") of the Company being comprised of one common share of the Company (each a "Common Share") and one quarter of one Common Share purchase warrant of the Company (each whole warrant a "Warrant"). Each whole Warrant will entitle the holder thereof to acquire one Common Share (each a "Warrant Share") at an exercise price of C$0.39 per Warrant Share until June 14, 2021.

Underlying security *

☐ Debt Securities ☑ Equity and Other Securities ☐ Derivatives

Units

c) State the exemption(s) relied on. *

- ☑ 45-106-2.3 or s.73.3(2) of the Securities Act (Ontario) [Accredited investor]
- ☐ 45-106-2.5 [Family, friends and business associates]
- ☐ 45-106-2.9 [Offering memorandum]
- ☐ 45-106-2.10 [Minimum amount]
- ☐ 45-106-2.12 [Asset acquisition]
- ☐ 45-106-2.13 [Petroleum, natural gas and mining properties]
- ☐ 45-106-2.14 [Securities for debt]
- ☐ 45-106-2.30 [Isolated distribution by issuer]
- ☐ 45-106-5.2 [TSX Venture Exchange offering - except in Ontario]
- ☐ 45-108 [Crowdfunding]
- ☐ 45-501-2.9 [Distributions to existing security holders] or equivalent CSA exemption^

^ Select "45-501 - 2.9 [Distributions to existing security holders]" if you have relied on (a) section 2.9 of OSC Rule 45-501 - Ontario Prospectus and Registration Exemptions, (b) a prospectus exemption that was published in conjunction with Multilateral CSA Notice 45-313 Prospectus Exemption for Distributions to Existing Security Holders, or (c) Government of Newfoundland and Labrador Financial Services Regulations Division Blanket Order 88 Exemption from the Prospectus Requirement for Certain Trades to Existing Security Holders.

If the crowdfunding exemption in MI 45-108 is relied on, you are requested to attach an electronic version of the crowdfunding offering document 45-108F1 and any additional distribution materials (see s. 15(2) of MI 45-108).

If an offering memorandum that is required to be filed or delivered to the OSC is provided to a prospective purchaser either under the offering memorandum exemption in s. 2.9 of NI 45-106 (Forms 45-106F2 or 45-106F3) or voluntarily under another prospectus exemption, you are requested to attach an electronic version of the offering memorandum (see ss. 2.9(17) of NI 45-106 Prospectus Exemptions regarding the offering memorandum exemption or section 5.4 of OSC Rule 45-501 Ontario Prospectus and Registration Exemptions regarding voluntarily provided offering memoranda).

In addition, we request that you attach any marketing materials incorporated by reference into an offering memorandum filed in accordance with ss. 2.9(17) of NI 45-106.

☐ Check this box if the current version of the offering memorandum relating to this distribution has previously been filed with the OSC and provide the date it was filed.

Date:

Details of distribution

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside*	Number of purchasers *	Price per security[1] * (Canadian $) Low	High	Total dollar value raised from * purchasers in the jurisdiction (Canadian $)
Ontario	13	$ 0.3	$ 0.3	6,032,310
Country				
Alberta	3	$ 0.3	$ 0.3	144,000
Country				
Quebec	1	$ 0.3	$ 0.3	30,000
Country				
Nova Scotia	1	$ 0.3	$ 0.3	30,000
Country				

Total number of purchasers **18**

Total dollar value of distribution in all jurisdictions (Canadian $) **6,236,310**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for. If securities are issued at the same price, list that price under both "Low" and "High".

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution (s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

Alternatively, you may provide the same information by completing and uploading the commissions and finder's fee template found at the beginning of the Form.

Not applicable ☐ Attach Excel File ☐

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Add footnote ☐

☐ Individual ☑ Firm *

First Name	Last Name	Firm Name *
		Medalist Capital Ltd.

Street Address *	City *	Province/Territory/Other *
145 Adelaide St. West, Suite 301	Toronto	Ontario

Postal/Zip Code *	Country *
M5H 4E5	Canada

☑ Cash ☑ Securities * Cash (Canadian $)* 260,043.75

Number of securities issued*	Type of securities issued*	Price per security *	Exemption relied on *	Date of distribution *
1,213,538	Warrants	0.3	' the Securities Act (Ont	06/14/2016

Total dollar value of compensation (Canadian $). Total dollar value should include the value of any securities and cash added together. * 624,105.15

☐ Individual ☑ Firm *

First Name	Last Name	Firm Name *
		GMP Securities L.P.

Street Address *	City *	Province/Territory/Other *
145 King Street West, Suite 300	Toronto	Ontario

Postal/Zip Code *	Country *
M5H 1J8	Canada

☑ Cash ☑ Securities * Cash (Canadian $)* 260,043.75

Number of securities issued*	Type of securities issued*	Price per security *	Exemption relied on *	Date of distribution *
1,213,538	Warrants	0.3	' the Securities Act (Ont	06/14/2016

Total dollar value of compensation (Canadian $). Total dollar value should include the value of any securities and cash added together. * 624,105.15

☐ Individual ☑ Firm *

First Name	Last Name	Firm Name *
		Cormark Securities Inc.

Street Address *	City *	Province/Territory/Other *
200 Bay Street, Royal Bank Plaza, South Tower, Suite 2800	Toronto	Ontario

Postal/Zip Code *	Country *
M5J 2J2	Canada

☑ Cash ☑ Securities * Cash (Canadian $)* 28,893.75

Number of securities issued*	Type of securities issued*	Price per security *	Exemption relied on *	Date of distribution *
134,837	Warrants	0.3	' the Securities Act (Ont	06/14/2016

Total dollar value of compensation (Canadian $). Total dollar value should include the value of any securities and cash added together. * 69,344.85

☐ Individual ☑ Firm *

First Name	Last Name	Firm Name *
		Mackie Research Capital Inc.

Street Address *	City *	Province/Territory/Other *
199 Bay St, Ste 4500 (Commerce Court West)	Toronto	Ontario

Postal/Zip Code *	Country *
M5L 1G2	Canada

☑ Cash ☑ Securities * Cash (Canadian $)* 28,893.75

Number of securities issued*	Type of securities issued*	Price per security *	Exemption relied on *	Date of distribution *
134,837	Warrants	0.3	' the Securities Act (Ont	06/14/2016

Total dollar value of compensation (Canadian $). Total dollar value should include the value of any securities and cash added together. * 69,344.85

Additional information

You may include in the box below any explanation(s) about the information included in the Form if that will make the information easier to understand. For example, an explanation of currency conversion rates could be included here, if applicable. It is not mandatory to complete this box:

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

Item 9: If a distribution is made to one or more individuals in Ontario, include the attached "Authorization of Indirect Collection of Personal Information for Distribution in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer/underwriter hereby confirms that each purchaser listed in Schedule I of this report who is resident in Ontario

(a) has been notified by the issuer/underwriter

(i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.

☑ The issuer/underwriter confirms the above

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: * June 24, 2016

Americas Silver Corporation

Name of the issuer (please print)*

Peter McRae	SVP Corporate Affairs & Gen	4168489503
(name) *	(title) *	(phone number) *

Peter MrRae

Signature *

☑ I have been authorized to submit this form on behalf of the person signing the form

Print name and title the person submitting the form

Sabina Delvecchio	Securities Law Clerk, Stikem
(name) *	(title) *

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Same as above

☑

Name *	Title *	Phone Number *

If available, you are requested to provide the Company Name and E-mail address of the person named above.

Company Name	E-mail

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Certificate